SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C., 20549
                                --------------
                                 SCHEDULE TO

                                (RULE 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*
                               FINAL AMENDMENT
                                     AND
                                 SCHEDULE 13D
                      STATEMENT PURSUANT TO SECTION 13(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
   ------------------------------------------------------------------------
                      (Name of Subject Company (Issuer))

                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
   ------------------------------------------------------------------------
           (Names of Filing Persons (Identifying Status as Offeror,
                           Issuer or Other Person))

                          LIMITED PARTNERSHIP UNITS
   ------------------------------------------------------------------------
                         (Title of Class Securities)

                                     NONE
   ------------------------------------------------------------------------
                      (CUSIP Number of Class Securities)

                      ----------------------------------
                                DAVID FARAHI
                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                       1175 WEST MOANA LANE, SUITE 200
                             RENO, NEVADA  89509
                                (775) 825-3355
                                 -------------
                                   Copy To:
                            DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                     200 NORTH LASALLE STREET, SUITE 2100
                              CHICAGO, IL  60601
   -----------------------------------------------------------------------
                          CALCULATION OF FILING FEE
   -------------------------------------------------------------------------
   Transaction Valuation*  $1,020,000             Amount of Filing Fee  $204
   -------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 15,000 units of limited partnership interest of the subject partnership for $68 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11
    (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $204         Filing Party: Virginia Springs Limited
                         --------                   Liability Company
                                        --------------------------------------

Form or Registration No.: Schedule TO     Date Filed: 2/18/03 and 4/23/03
                          -----------                 -------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions which the statement relates:

     [x]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [x]  amendment to Schedule 13D under  Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the result of the tender offer: [x]



















                                    -2-
------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Virginia Springs Limited Liability Company   FEIN 88-0428656
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  WC
------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) OR 2(e)                                     [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Nevada
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: 22,047
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: -0-
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: 22,047
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: -0-
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   22,047
------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   11.73%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   OO
------------------------------------------------------------------------


















                                    -3-

------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Maxum LLC      FEIN 30-0007456
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  Not Applicable
------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Nevada
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: -0-
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: -0-
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: -0-
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: -0-
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   -0-
------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   OO
------------------------------------------------------------------------


















                                    -4-
------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Western Real Estate Investments, LLC           FEIN 88-0375845
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF
------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) OR 2(e)                                     [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: -0-
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 68,084
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: -0-
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 68,084
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   68,084
------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   36.23%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   OO
------------------------------------------------------------------------


















                                    -5-
------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Ben Farahi
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  PF; AF
------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)                                                 [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF REORGANIZATION
  United States
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: 44
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 90,131
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: 44
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 90,131
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   90,175
------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                          [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   47.99%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
------------------------------------------------------------------------


















                                    -6-
------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

  John Farahi
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF
------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)                                                 [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF REORGANIZATION
  United States
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: -0-
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 90,131
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: -0-
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 90,131
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   90,131
------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                          [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   47.96%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
------------------------------------------------------------------------


















                                    -7-
------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bob Farahi(1)
------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------
4 SOURCE OF FUNDS
  AF
------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)                                                 [ ]
------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF REORGANIZATION
  United States
------------------------------------------------------------------------
Number of     7 SOLE VOTING POWER: -0-
Shares        ----------------------------------------------------------
Beneficially  8 SHARED VOTING POWER: 90,131
Owned by      ----------------------------------------------------------
Each          9 SOLE DISPOSITIVE POWER: -0-
Reporting     ----------------------------------------------------------
Person With   10 SHARED DISPOSITIVE POWER: 90,131
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   90,131
------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                          [ ]
------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   47.96%
------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
------------------------------------------------------------------------

(1) Farahi Investment Company , a Nevada general partnership that was also a member of the "group" with respect to which this schedule 13D was filed, was liquidated and dissolved as of December 31, 2002.














                                    -8-
TENDER OFFER STATEMENT

     This Amendment No. 4 (i) amends the Tender Offer Statement on Schedule TO filed on February 18, 2003, as amended by Amendment No. 1 filed on March 14, 2003, Amendment No. 2 filed on March 21, 2003 and Amendment No. 3 filed on April 23, 2003 by Virginia Springs Limited Liability Company (the "Purchaser") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2003 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") and (ii) amends the Schedule 13D filed on May 22, 2001, as amended on January 30, 2002 and August 26, 2002 by certain affiliates of the Purchaser, to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 is hereby supplemented and amended by the following:

     The total amount of funds required by the Purchaser to purchase the 12,344 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $839,392. The Purchaser obtained such funds (plus funds to pay fees and expenses) from its working capital from operations.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 is hereby supplemented and amended to add to following:

     The Offer expired at 12:00 Midnight, New York City time, on Wednesday, May 21, 2003. Pursuant to the Offer, as of 12:00 Midnight, New York City time on Monday, May 26, 2003, the Purchaser accepted for payment and paid for 12,344 Units, constituting approximately 6.57% of the Units.























                                    -9-
SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2003             VIRGINIA SPRINGS LIMITED LIABILITY COMPANY

                                 By /s/ David Farahi
                                 - - - - - - - - - -- - - - - -
                                 David Farahi
                                 Manager














































                                     -10-